02 OCT 25 AM 9:10

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

SUPPL

Date: 07 OCT 2002

02055424

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 10/29

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

File No. 82-4959

MASNET No. 49 OF 07.10.2002
Announcement No. 49

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Director's Interests - Options

Name of director:	Edward Kuok Khoon Loong
Date of notice to company:	07/10/2002
Date of change of interest:	05/10/2002
Name of registered holder:	Edward Kuok Khoon Loong
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of share options granted

Information relating to shares held in the name of the registered holder: -

No. of options which are the subject of the transaction:	200,000
% of issued share capital:	0.02
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.00 for the grant of options (exercise price at S$0.95 per share)
No. of options held before the transaction:	0
% of issued share capital:	0
No. of options held after the transaction:	200,000
% of issued share capital:	0.02

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of options held before the transaction:	0	0
% of issued share capital:	0	0
No. of options held after the transaction:	0	200,000
% of issued share capital:	0	0.02
Total shares:	0	200,000

No. of Warrants
No. of Options : 200,000
No. of Rights
No. of Indirect Interest

Submitted by Ms Isoo Tan, Company Secretary on 7 October 2002 to the SGX